

January 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (763) 226-2725

Revis L. Stephenson III
Chairman and Chief Executive Officer
Advanced BioEnergy, LLC
10201 Wayzata Boulevard, Suite 250
Minneapolis, Minnesota 55305

> **Re:** **Advanced BioEnergy, LLC**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 20, 2006**
> **File No. 333-137299**

Dear Mr. Stephenson:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. With your future filings, please furnish us with a detailed cover letter setting forth your response to staff comments and pinpoint citations to any corresponding changes to your disclosure. Specifically marked copies of your amendment coupled with a detailed cover letter will greatly facilitate the review process.

2. To provide greater clarity, please revise to disclose the relationship, if any, between Fagan and ICM. For instance, we note disclosure on page 2 stating that Fagan is building your Nebraska plant using ICM's technology and on page 89 stating that you acquired Indiana Renewable Fuels to, in part, acquire their letter of intent with Fagan to build the Indiana plant, but that following the transaction you entered into a letter of intent with ICM to build the Indiana plant.

3. We note repetitive disclosure throughout your document. For example, you discuss the project development agreement with Messrs. Stephenson and Holmes on pages 5, 27, 31, 32, 34, 36, 105, 106, and 110. Please revise your disclosure to eliminate unnecessary repetition. Refer to Note 4 to Rule 421(b) of Regulation C.

Risk Factors, page 8

4. Please note that you should not describe any possible risk, no matter how remote. This section should set forth a meaningful discussion of material risks that investors should consider in making their investment decision. Throughout your risk factors section, please review and revise as necessary to remove risks that are immaterial, and to remove narrative information that does or should appear elsewhere in the prospectus that is not necessary for investors to understand the risk.

Risks Related to Construction of the Ethanol Plants, page 14
We may need to increase cost estimates . . ., page 15

5. We note your disclosure that estimated construction costs for the Nebraska and Indiana plants have increased significantly and that steel prices are subject to significant volatility. Please revise to clarify whether the increase in your cost estimates is attributable to rising steel prices. To the extent that your increased cost estimates are the result of other factors, disclose these and consider moving your discussion of increased steel prices to a separate risk factor.

Risks Related to Ethanol Production, page 17
We expect to depend on natural gas energy to power the ethanol plants, page 18

6. Please revise to disclose the basis for your statement that "[n]atural gas costs traditionally represent approximately 15% of the total cost of production of ethanol." In addition, please provide this support to us and tell us whether the source is publicly available without charge.

There is currently a shortage of rail cars . . ., page 19

7. We note your statement that you expect to transport "a substantial amount" of the ethanol produced by your plants by rail and that if you cannot obtain a sufficient number of rail cars, you "may not be able to operate our plants at full capacity . . . ." Please revise your disclosure under this heading to clarify the extent to which you intend to rely on rail transportation to distribute ethanol you produce. Your current disclosure suggests that you have no alternative to shipment by rail. Please clarify if that is the case. If you intend to rely on other methods of distribution that present material risks to your operations, please disclose these in a separate risk factor.

Ethanol imported from Brazil . . ., page 21

8. We note your disclosure on page 55. Please expand your discussion of the significance of the current tariff in protecting the domestic ethanol market from

competition and to address, to the extent known or reasonably knowable, the likelihood that the tariff will be reduced or eliminated. To provide investors with a clearer sense of the risk, please expand your discussion to address the comparative advantages that ethanol produced from sugarcane in Brazil would have over domestically produced ethanol if U.S. tariffs were reduced or eliminated.

Risks Related to the Offering, page 23
This is a "best efforts" offering . . ., page 23

9. Please reconcile your statement that you "will need to raise at least $40 million in this offering in order to close on funds that will permit us to incur debt financing to complete construction at the Aberdeen plan expansion," with your disclosure on page 4 that you will use $36 million of the offering proceeds to fund the Aberdeen expansion. Anticipated offering expenses of approximately $800,000 do not appear to account for this discrepancy.

We have limited experience . . ., page 23

10. Please tell us what you mean by your statement that "[m]ost of our executive officers and directors have limited or no broker-dealer experience . . . ." We note your statement on page 5 in response to comment 9 of our letter dated November 20, 2006, that none of executives through whom you will offer units are registering as broker-dealers in reliance upon Exchange Act Rule 3a4-1.

Investors will not be allowed to withdraw their investments . . ., page 23

11. Please expand your disclosure to clarify the circumstances in which you may make a rescission offer.

These units will be diluted in value . . ., page 25

12. Please update your disclosure of the number of units outstanding. We note your disclosure on page 30 that you currently have 8,613,481 units outstanding, while 7,165,600 units were outstanding on September 30, 2006.

Risks Related to Conflicts of Interest, page 27
Our directors have other business and management responsibilities . . ., page 27

13. It appears that a substantial portion of the risk described under this heading relates to your directors' interests as significant unitholders, that these interests may diverge from other unitholders, and that they may not be consistent with the directors' duties to other unitholders. Please revise your discussion to focus on the risk presented to public investors, including the aggregate percentage of units

currently held by these directors. Discussion of the transactions through which these directors acquired their units should be moved to a more appropriate section of your prospectus.

Our transactions with WDB, Inc. and Bettger Brothers Partnership . . ., page 28

14. Please revise this and the following risk factor to clearly disclose how the particular related party transaction constitutes a material risk to investors. Alternatively, delete these risk factors.

Dilution, page 30

15. Please update your dilution discussion to provide the net tangible book value as of the date of the prospectus. See Regulation S-B, Item 506(b)(1).

16. Please revise your disclosure in the paragraph immediately following the table to clarify the units that were issued as seed capital, as the amount discussed differs from that in the table. Please also tell us why the units issued to BioEnergy Capital Consultants are presented in two lines in the table. In addition, please revise your disclosure under this heading to clarify why, as of September 30, 2006, there were 6,498,400 units held by "members" and 7,165,000 "total" units outstanding in light of your response to comment 4 of our letter dated November 20, 2006.

17. Please tell us the basis for your exclusion of the units issued to Aventine and SDWG in connection with your purchase of their interests in Heartland Grain Fuels as well as the restricted units issued to Messrs. Stephenson and Gales. Please note that your primary disclosure should reflect the net tangible book value increase to existing unit holders and dilution to new investors as a result of the offering. Refer to Item 506(b) of Regulation S-B. We may have additional comments upon review of your response.

Capitalization, page 36

18. Please revise your discussion to clarify whether units issued to Messrs. Stephenson and Holmes under the project development fee agreement are separate from units issued for their efforts to organize and develop your company, or otherwise revise your disclosure to clarify that there was a single issuance. Please confirm that all issued shares are included in their respective aggregate ownership amounts.

Management's Discussion and Analysis, page 48
Trends and Uncertainties Impacting the Ethanol Industry . . ., page 53

19. We note your statement that "[t]he Energy Information Administration estimates that 130,000 barrels per day of ethanol will be needed to replace the volume of MTBE . . . ." It appears to us, however, that the February 2006 Energy Information Administration (EIA) study to which you refer concluded that an *additional* 130,000 barrels of ethanol could be necessary to replace to volume of MTBE removed from the market and that the industry lacked the active volume capacity necessary to meet 2006 demand. Please revise your discussion to clarify that the EIA concluded ethanol capacity was insufficient to replace MTBE demand at the time the study was conducted.

Description of Our Business, page 79
Company Structure, page 79

20. Please provide a chart of your subsidiaries giving effect to the acquisition of Heartland Grain Fuels and Dakota Fuels.

Plants Under Development, page 89
Indiana Plant, page 89

21. We note your statement on page 90 that "Indiana's corn production for 2006 is forecasted at 893.5 million bushels in Indiana." Please revise to clarify whether you are relying on the Indiana Agricultural Statistics Service for this information and tell us whether this information is publicly available without charge.

22. Please revise to disclose the basis for your statement that "[s]ome growers expect that up to 80% of Indiana's row-crop acreage could be planted regularly . . . ."

Certain Relationships and Related Transactions, page 110

23. We note your statements that a majority of your independent directors approved or ratified various related party agreements and including "at least two directors who have no interest in the transaction . . . ." Please revise throughout this section to clarify whether you are including directors with an interest in the transaction as "independent directors."

Possible Conversion to Corporation, page 119

24. Please revise to disclose whether you have any current plans to convert your form of organization to a corporation.

Units We Have Agreed to Register, page 119

25. Please delete the prospective reference to your "initial public offering," as this has already occurred.

Recent Sales of Unregistered Securities, page II-2

26. Please expand your discussion of the November 7, 2006 transactions to discuss the facts on which you rely in claiming exemption from the registration provisions of the Securities Act. See Regulation S-B, Item 701(d).

Exhibits

27. We note that you have not yet derived revenues from operations and that Heartland Grain Fuels "sells the ethanol it produces to Aventine pursuant to an ethanol marketing agreement." Please file this agreement as an exhibit to your registration statement. See Regulation S-B, Item 601(b)(10)(i)(B).

28. Please tell us what consideration you gave to filing Heartland Grain Fuels' grain origination agreement with South Dakota Wheat Growers to provide corn upon completion of the Aberdeen plant expansion, as well as the distillers' grain marketing agreement with Dakotaland Feeds and any other similar agreements, as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-B.

Closing Comment

29. Please also review the representations requested on pages 6-7 of our letter dated October 12, 2006, and provide these representations in the form requested.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Peter J. Ekberg (*via facsimile* 612/766-1600)
     Faegre & Benson LLP
     2200 Wells Fargo Center
     Minneapolis, Minnesota 55402-3901